Wachtell, Lipton, Rosen & Katz J. AUSTIN LYONS LORI S. SHERMAN PAULA N. GORDON T. JAMES R. LEVINE CRAIG M. WASSERMAN EIKO STANGE DAVID GORDON M. MEAD ADAM D. CHINN A. SCHWARTZ JED I. SAMUEL J. RASCOFF GEORGE T. CONWAY BERGMAN MICHAEL A. DANIELLE L. ROSE III RALPH M. LEVENE CHARISH DAMIAN G. BENJAMIN M. ROTH RICHARD G. MASON DIDDEN JOHN F. ROBIN M. WALL DAVID KAREN G. KRUEGER LYNCH ERIC M. M. ADLERSTEIN SHIRI DOUGLAS K. MAYER ROSOF WILLIAM BEN-YISHAI ANATOLIY DAVID M. SILK ROBIN SAVITT MARTIN J.E. BIZHKO JOSHUA D. MARTIN LIPTON HERBERT M. PANOVKA DAVID A. ARMS BENJAMIN D. BLANK JOSHUA A. WACHTELL BERNARD W. KATZ MITCHELL S. FACKLER ISRAEL FELTMAN JONATHAN H. NUSSBAUM RICHARD D. PRESSER ILENE 51 WEST 52ND STREET FRIEDMAN DIMITRY GORDON CHETAN KATCHER PETER C. CANELLOS KNABLE GOTTS NEW YORK, N.Y. JOFFE ROY J. GULATI ADAM HICKEY ALLAN A. MARTIN LAWRENCE JEFFREY R. BOFFA 10019-6150 KATZOVICZ ROBERT J. MARGARET ISA ANDREW B. PEDOWITZ ROBERT B. DAVID M. MURPHY TELEPHONE: (212) LIUBICIC GREGORY S. JACOBS EMIL A. MAZUR PAUL VIZCARRONDO, JEFFREY M. WINTNER 403 -1000 E. OSTLING KLEINHAUS CHI T. JR. PETER C. HEIN HAROLD TREVOR S. NORWITZ FACSIMILE: (212) JONATHAN E. STEVE KWOK JASON M. S. NOVIKOFF DAVID M. BEN M. GERMANA 403 -2000 GEORGE A. PICKHARDT GREGORY LYNCH HEATHER L. EINHORN KENNETH B. ANDREW J. NUSSBAUM KATZ (1965-1989) N. RACZ EDWARD MAHAR DEBORAH FORREST MEYER G. KOPLOW MICHAEL S. KATZKE JAMES H. FOGELSON J.W. BLATNIK MARTINEZ WILLIAM E. THEODORE N. MIRVIS EDWARD RACHELLE SILVERBERG (1967-1991) OF BENJAMIN S. BURMAN SCHEFFER DAVID B. D. HERLIHY DANIEL A. NEFF DAVID C. BRYAN COUNSEL WILLIAM T. NELSON O. FITTS SILVA KRISHNA ERIC M. ROTH WARREN R. STEVEN A. COHEN ALLEN LEONARD M. JEFFREY C. FOURMAUX VEERARAGHAVAN ADIR STERN ANDREW R. GAVIN D. SOLOTAR ROSEN THEODORE MICHAEL GAT JEREMY G. WALDMAN B. UMUT BROWNSTEIN MICHAEL H. DEBORAH L. PAUL GEWERTZ MICHAEL W. L. GOLDSTEIN MAURA ERGUN KRISTELIA A. BYOWITZ PAUL K. ROWE DAVID C. KARP SCHWARTZ THEODORE R. GROSSMAN JOSHUA GARCIA ANNIE H. MICHAEL B. BENNER MARC RICHARD K. KIM A. LEVINE ELLIOTT M. HOLMES JOSHUA A. JEONG SARAH S. WOLINSKY DAVID GRUENSTEIN JOSHUA R. CAMMAKER V. STEIN NORMAN MUNN DAVID E. JOHNSON MICHAEL PATRICIA A. VLAHAKIS MARK GORDON JOSEPH REDLICH J. BRYAN SHAPIRO ANTE VUCIC KRASNOVSKY SARAH A. STEPHEN G. GELLMAN STEVEN D. LARSON LAWRENCE WHITWORTH JOHN M. IAN BOCZKO MATTHEW LEWIS YELENA LUNGIN A. ROSENBLUM PAMELA S. S. MAKOW JARED M. RICHMAN AMY R. WOLF M. GUEST WILLIAM R. SARAH FERN MEIL SEYMON STEPHANIE J. RUSMAN JEANNEMARIE COUNSEL ADRIENNE HARKER DAVID KAHAN GARRETT B. MORITZ SELIGMAN ERIC S. ROBINSON O’BRIEN WAYNE M. ATKINSON LAWRENCE MARK A. KOENIG ALISON L. PLESSMAN JOHN F. SAVARESE SCOTT K. CARLIN JAMES COLE, A. PASINI ANDREW DAVID K. LAM ADAM M. GOGOLAK CHARLES ANDREW C. HOUSTON JR. STEPHEN R. J.H. CHEUNG ADAM J. KENNETH K. LEE DANIEL E. HEMLI PHILIP MINDLIN DAVID S. DiPRIMA NICHOLAS G. SHAPIRO PAMELA LAURA E. MUÑOZ SCOTT B. LUFTGLASS NEILL JODI J. SCHWARTZ DEMMO IGOR KIRMAN EHRENKRANZ MICHAEL S. WINOGRAD PAUL S. MISHKIN ADAM O. EMMERICH JONATHAN M. MOSES October 21, 2005 FORREST G. ALOGNA KEVIN OTERO
Craig Slivka, Esq.
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington D.C. 20549

Re:	York International Corporation Schedule 14A Filed September 15, 2005 File No. 001-10863
Dear Mr. Slivka:
     On behalf of York International Corporation (the “Company”), this letter sets forth our responses to the comments raised in your comment letter dated October 12, 2005 (the “Comment Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2005.
     For your convenience, we have included your comments below in bold with our corresponding responses following each bold comment. In addition, in response to the Comment Letter, we are filing electronically with the Commission under cover of this letter Amendment

Craig Slivka
Securities and Exchange Commission

No. 1 (the “Amendment”) to the Proxy Statement. Capitalized terms used but not separately defined herein have the meanings given to such terms in the Proxy Statement.
General
1.	We note that MacKenzie Partners, Inc. is assisting you in soliciting proxies. Other than the fee of $6,500, please disclose the material features of your contract with MacKenzie Partners. Please refer to Item 4(a)(3) of Schedule l4A. Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule l4A. Please refer to Item l4a-6(b) and (c) and confirm your understanding.
RESPONSE: In response to the Staff’s comment, the disclosure on page 7 has been revised. The Company confirms its understanding that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.
Letter to Stockholders and Notice of Special Meeting of Stockholders
2.	Please revise your description of the merger to state simply that Johnson Controls, Inc. will acquire you through a merger and you will cease to exist as a public company.
RESPONSE: In response to the Staff’s comment, the disclosure in the Letter to Stockholders has been revised.
3.	In the Letter to Stockholders, please disclose along with the board’s recommendation that it will directly benefit from the merger. Make similar revisions in all applicable places in the proxy statement.
RESPONSE: In response to the Staff’s comment, the disclosures in the Letter to Stockholders and on pages 1 and 17 have been revised.
Summary, page 1
4.	We note your statement on page 3 that a stockholder that desires to exercise its appraisal rights must not vote in favor of the merger. However, please disclose whether a stockholder’s failure to vote against the proposal will constitute a waiver of its appraisal rights.
RESPONSE: In response to the Staff’s comment, the disclosure on page 3 has been revised.

Craig Slivka
Securities and Exchange Commission

Background of the Merger, page 8
5.	We note that your board of directors considered several internal initiatives and strategic transactions with other companies. Please disclose what these alternatives were and why they were disregarded. Supplementally, confirm that no offers were made to combine with York or disclose the amount and form of consideration and the reasons for rejecting the offer.
RESPONSE: In response to the Staff’s comment, the disclosure on page 8 has been revised. York supplementally confirms to the Staff that York received no other proposals for business combinations involving York during the time period while it was discussing and considering Johnson Control’s proposal.
6.	Please describe your past business relationship with the Control Group business of Johnson Controls.
RESPONSE: In response to the Staff’s comment, the disclosure on page 8 has been revised.
7.	Please describe the range of valuations that was discussed at the July 2005 meeting of York’s board of directors.
RESPONSE: In response to the Staff’s comment, the disclosure on page 8 has been revised.
8.	This section should include the negotiation of the principal terms of the agreement, including the price to be paid in the acquisition.
RESPONSE: In response to the Staff’s comment, the disclosure on page 8 has been revised.
York’s Reasons for the Merger; Recommendation of the York Board of Directors, page 9
9.	We note that the board considered that the “complimentary fit” of the business of York and Johnson Controls would result in better service and enhanced product offerings to customers. Please elaborate on this strategic rationale and the economic and operational benefits of the merger.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 9 and 10 has been revised.
10.	With respect to each of the factors listed for recommending the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Craig Slivka
Securities and Exchange Commission

RESPONSE: In response to the Staff’s comment, the disclosure on pages 9 and 10 has been revised.
Opinion of York’s Financial Advisor, page 10
11.	Please disclose, if true, that no updated opinion will be obtained.
RESPONSE: In response to the Staff’s comment, the disclosure on page 11 has been revised.
12.	Please submit for staff review all material prepared by Credit Suisse and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.
RESPONSE: In response to the Staff’s comment, the presentation materials prepared by Credit Suisse First Boston for the York board of directors at its August 24, 2005 meeting and summarized under the caption “Opinion of York’s Financial Advisor” are being provided to the Staff under separate cover by counsel for Credit Suisse First Boston on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, counsel for Credit Suisse First Boston has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Credit Suisse First Boston has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
13.	Please disclose how Credit Suisse selected the companies used in its selected companies and selected transactions analyses. Disclose whether any companies meeting these criteria were excluded from the analyses.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 12 and 13 has been revised.
Other Factors, page 14
14.	Please disclose the other factors that Credit Suisse reviewed and considered in rendering its opinion or delete the reference. With respect to the factors listed, please disclose the conclusions drawn.
RESPONSE: In response to the Staff’s comment, the disclosure on page 14 has been revised. With respect to the portion of the Staff’s comment to remove the reference to other factors which were not listed, the disclosure appearing on page 14 of the proxy statement has been revised in response to the Staff’s comment.
With respect to the portion of the Staff’s comment to disclose the conclusions drawn from the other factors listed, we supplementally advise the Staff that Credit Suisse First Boston did not draw any conclusions from the factors listed under “Other Factors” and that such factors were not

Craig Slivka
Securities and Exchange Commission

material to Credit Suisse First Boston’s fairness assessment. As is currently disclosed, the factors listed were included for informational purposes as a part of a general overview of York.
Miscellaneous, page 14
15.	Please describe in more detail any material relationship between you and Credit Suisse and its affiliates in the past two years as well as the compensation paid to Credit Suisse during this time period. Please refer to Item 10l5(b)(4) of Regulation M-A. Please also disclose the portion of the financial advisor’s fee that is contingent upon the consummation of the merger.
RESPONSE: With respect to the portion of the Staff’s comment to describe any material relationships between York and Credit Suisse First Boston and its affiliates during the past two years as well as compensation paid to Credit Suisse First Boston during this period, we supplementally advise the Staff that Credit Suisse First Boston and its affiliates provided investment banking and other financial services to York only prior to 2003. Consequently, in accordance with Item 4(b) of Form S-4, no material relationship has existed between Credit Suisse First Boston and York during the past two years for which Credit Suisse First Boston has received compensation. Accordingly, no modifications have been made to the proxy statement in this regard.
With respect to the portion of the Staff’s comment to disclose the portion of the financial advisor’s fee that is contingent upon the consummation of the merger, the disclosure appearing on page 15 has been revised in response to the Staff’s comment.
Governmental and Regulatory Approvals, page 16
16.	Please update the status of the regulatory approvals sought or to be sought from the anti-trust authorities. We note that you have yet to file with antitrust or competition authorities in other nations but expect to do so.
RESPONSE: In response to the Staff’s comment, the disclosure on page 16 has been revised.
Financial Interests of York Executive Officers in the Merger, page 17
17.	Please quantify the amounts to be paid to executive officers as a result of the transaction.
RESPONSE: In response to the Staff’s comment, the disclosure on pages 17 and 18 has been revised.
Merger Consideration, page 19
18.	Please disclose the anticipated aggregate amount of consideration that Johnson Controls will pay for outstanding shares of common stock.

Craig Slivka
Securities and Exchange Commission

RESPONSE: In response to the Staff’s comment, the disclosure on page 19 has been revised.
19.	Please clarify who determined the amount of consideration to be paid. Please refer to Item l015(b)(5) of Regulation M-A.
RESPONSE: In response to the Staff’s comment, the disclosure on page 12 has been revised.
Representations and Warranties, page 20
20.	We note your statement that the assertions embodied in the representations and warranties, as well as some of York’s obligations under the conduct-of-business covenants section, are qualified by information in disclosure schedules exchanged by the parties in connection with signing the merger agreement and that one should not rely solely on the representations and warranties in the merger agreement as characterizations of the actual state of facts. Please either file these schedules with the proxy statement or revise the sentence since investors are entitled to rely on public disclosures.
RESPONSE: In response to the Staff’s comment, the disclosure on page 21 has been revised to delete the disclaimer referred to in this comment and replace it with a narrower disclaimer that the Company believes is appropriate and important. The paragraph in question no longer notes that “the assertions embodied in its representations and warranties ... are qualified by information in disclosure schedules exchanged by the parties in connection with signing the merger agreement” or that “the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties”, and no longer states that investors “should not rely solely on” the representations and warranties in the merger agreement.
The Company does believe, however, that it is very important that readers of the Proxy Statement understand that the representations and warranties in the merger agreement were made by the parties to that agreement as of a specific point in time for the purpose of inducing each other to enter into that agreement, that they are in some cases not intended to be true statements of known facts and that they are simply designed to allocate risk between the parties. For these reasons and because representations and warranties are frequently made in merger and acquisition agreements as absolute statements which may be incorrect on their face, the Company believes that it would be misleading to shareholders to allow them to believe that they may view the representations and warranties as true statements of known facts.
Accordingly, the Company has revised the last full paragraph in the Representations and Warranties Section so that it reads as follows:

Craig Slivka
Securities and Exchange Commission

The representations described above and included in the merger agreement were made by each of York and Johnson Controls to each other. These representations and warranties were made as of specific dates, may (along with the conduct of business covenants described in the next section) be subject to important qualifications and limitations agreed to by York and Johnson Controls in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between York and Johnson Controls rather than to establish matters of fact. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone but instead should be read in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page [ ].
Conditions to the Merger, page 24
21.	Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders’ votes.
RESPONSE: In response to the Staff’s comment, the disclosure on page 25 has been revised.
Closing Comments
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Company has authorized us to acknowledge the foregoing on its behalf.

Craig Slivka
Securities and Exchange Commission

*     *     *     *     *     *
     Please do not hesitate to call me at (212) 403-1341 or Lawrence Makow at (212) 403-1372 with any questions regarding the foregoing.

Very truly yours,

/s/ Matthew Guest Matthew Guest

Copy (w/ enclosure):	Jane Davis, Esq.
General Counsel
York International Corporation